 Filed by Rose Hill Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Rose Hill Acquisition Corporation
Commission File No. 001-40900
Date: October 20, 2022

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Prize announced that it will become the first Chilean company to be directly listed on the Nasdaq

Requinoa, October 20th, 2022 – Prize, a producer, processer, and exporter of superfruits, today announced that it is expected to become the first Chilean enterprise to be listed directly on the Nasdaq, through a business combination with Rose Hill Acquisition Corporation (NASDAQ: ROSE).

Prize, a producer, processor and exporter of superfruits, was founded in Requinoa, Region of O’Higgins, Chile in 2006, and since then it has experienced accelerated growth becoming the fifth global player in the cherry industry, with exports to more than 30 countries. Currently, Prize works jointly with a network of 300 producers with a variety of more than a dozen products, including fruits and nuts. The production of blueberries in Peru began in 2022, to meet the worldwide growing demand.

Rose Hill is an investment vehicle listed on the Nasdaq, whose sole purpose is to open a Latin-American company to the US stock market and achieve its growth potential. Rose Hill searches for leading companies in industries that are profitable, have a high-growth trajectory, manage entrepreneurial and innovative teams, and are poised to grow globally. After nearly 12 months of analyzing dozens of companies in Mexico, Brazil, Colombia, Chile and Peru, Rose Hill decided to combine with Prize given the perfect fit with Rose Hill’s investment criteria.

The business combination with Rose Hill values Prize at an enterprise value of around $425 million dollars. The transaction is expected to provide Prize with cash proceeds of $65 million that will be used to finance an ambitious expansion plan. Prize plans to grow its international product offerings and improve its competitive position in a highly atomized industry.

The transaction is supported by Ameris Capital in Latin America and Cohen & Company as strategic partners of Rose Hill. BTG Pactual is acting as the placement agent and capital markets advisor for Rose Hill and Prize. Furthermore, the transaction includes a $150 million Stand By Equity Purchase Agreement (SEPA) with a global fund, that may be utilized at Prize’s discretion during a 3-year period after its listing.

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“Prize aspires to become a global superfruits platform that helps provide more nutritious options worldwide. In the short-term, we plan to expand our production to three new countries during 2023-24, through acquisitions and alliances with producers, or through organic growth.” Alejandro García-Huidobro, founder and CEO of Prize.

Rose Hill highlights the good trajectory of the company given the execution of its business plans and financial strength. “We found in Prize a young and dynamic company, with the potential of becoming a relevant player in its industry at a global level. We believe in Prize’s vision of becoming a global platform of superfruits, a product whose consumption has proven to be resilient to changes in the economic cycle” Cristian Moreno, director of Rose Hill and partner of Ameris.

The transaction is expected to close in the first quarter of 2023.

With this transaction, approximately 18% of the combined company’s stock will be held by public shareholders, which allow investors to invest in an industry with high growth potential. Precedence Research anticipates that an exponential increase in consumers that are more focused on a healthy diet will drive a 46% expansion of the superfoods industry by 2030, to reach $230 billion dollars.

The Food and Agricultural Organization identifies superfruits as those with high nutritional content and with benefits such as antioxidants or anti-inflammatory benefits. As part of its vertical integration project, Prize has closed alliances with developers of new and better varieties of berries.

Prize’s listing on Nasdaq is subject to the approval of the Securities and Exchange Commission and other customary closing conditions. Once the transaction is approved and closed, Prize’s stocks will start to trade in the stock market under the ticker symbol: “PRZE”.

Additional Information

This press release relates to a proposed transaction between Rose Hill and Prize. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction described herein, Rose Hill, Prize and/or the combined company intend to file relevant materials with the SEC, including a registration statement on Form F-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Rose Hill shareholders. Rose Hill, Prize and/or the combined company will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Prize and Rose Hill are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

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Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rose Hill, Prize and/or the combined company through the website maintained by the SEC at www.sec.gov.

The documents filed by Rose Hill, Prize and/or the combined company with the SEC also may be obtained free of charge upon written request to Rose Hill Acquisition Corporation, 981 Davis Drive NW, Atlanta, GA 30327 or via email at info@rosehillacq.com.

Participants in the Solicitation

Rose Hill, Prize, the combined company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Rose Hill’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of Rose Hill’s securities are, or will be, contained in Rose Hill’s filings with the SEC, and such information and names of Prize’s directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by Rose Hill, Prize and/or the combined company, which will include the proxy statement of Rose Hill.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Rose Hill, Prize or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Prize and Rose Hill, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, Prize’s plans for expansion, Prize’s ability to improve its operations across the value chain and increase its productivity and resilience to climate change, the products offered by Prize and the markets in which it operates, the expected total addressable market for the products offered by Prize, the sufficiency of the net proceeds of the proposed transaction to fund Prize’s operations, expansion plans and other business plans, a potential PIPE offering, Prize’s projected future results and the expected composition of the board of directors of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expected,” “expect,” “targeted,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plans,” “planned,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar

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expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Rose Hill’s securities; (ii) the risk that the proposed transaction may not be completed by Rose Hill’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Rose Hill; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Business Combination Agreement by the shareholders of Rose Hill and Prize, the satisfaction of the minimum trust account amount following redemptions by Rose Hill’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the inability to complete a PIPE offering; (vii) the effect of the announcement or pendency of the proposed transaction on Prize’s business relationships, performance, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Prize as a result; (ix) the outcome of any legal proceedings that may be instituted against Prize, Rose Hill or others related to the Business Combination Agreement or the proposed transaction; (x) the ability of the combined company to meet Nasdaq listing standards at or following the consummation of the proposed transaction; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Prize operates, variations in performance across competitors, changes in laws and regulations affecting Prize’s business and the ability of Prize and the combined company to retain its management and key employees; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, gauge and adapt to industry or market trends and changing consumer preferences, and identify and realize additional opportunities; (xiii) the risk of adverse or changing economic conditions, including the impact of pricing and other actions by Prize’s competitors; (xiv) the impact of governmental trade restrictions, including adverse governmental regulation that may impact Prize’s ability to access certain markets or continue to operate in certain markets; (xv) the risk that Prize and its current and future growers and retailers have access to sufficient liquidity to fund their operations; (xvi) the risk that Prize will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the combined company experiences difficulties in managing its growth and expanding operations; (xviii) the availability of sufficient labor during Prize’s peak growing and harvesting seasons; (xix) the risk of changing consumer preferences or consumer demand for products such as those offered by Prize; (xx) the impact of crop disease; (xxi) the risk that Prize is unable to secure or protect its intellectual property; (xxii) the effects of COVID-19 or other public health crises on Prize’s business and results of operations and the global economy generally; and (xxiii) costs related to the proposed transaction. The foregoing list of factors is

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not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by Rose Hill, Prize and/or the combined company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rose Hill and Prize assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rose Hill nor Prize gives any assurance that Rose Hill, Prize or the combined company will achieve its expectations.

Press contact:
Magdalena Echeverría
mecheverria@proyectacomunicaciones.cl
+56 9 88391056